United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 11, 2023

Date of Report (Date of earliest event reported)

Blue Safari Group Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-40473	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

The Sun's Group Center 29 Floor 200 Gloucester Road Wan Chai, Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 9258 9728

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, no par value, and one Right to acquire one-tenth (1/10) of a Class A Ordinary Share	BSGAU	The NASDAQ Stock Market LLC
Ordinary Shares	BSGA	The NASDAQ Stock Market LLC
Rights, each entitling the holder thereof to receive one-tenth of one Class A Ordinary Share	BSGAR	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As described below under Item 5.07 of this Current Report on Form 8-K, on April 11, 2023, Blue Safari Group Acquisition Corp. (“BSGA,” or the “Company”) convened its extraordinary general meeting (the “Extraordinary General Meeting”) to approve, among other things, the previously announced business combination and other transactions (the “Business Combination”) by and among Bitdeer Technologies Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“BTG”), Bitdeer Technologies Holding Company, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bitdeer”), BSGA, Blue Safari Merge Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG (“BSGA Merger Sub 1”), Blue Safari Merge II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG (“BSGA Merger Sub 2”), Bitdeer Merge Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of BTG (“Bitdeer Merger Sub”) and Blue Safari Mini Corp., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of BSGA (“BSGA Sub”).

At the Extraordinary General Meeting, the Company’s shareholders also approved, among other items, the equity incentive plan of BTG to be effective upon the consummation of the Business Combination (the “BTG Incentive Plan”). Descriptions of the material terms of the BTG Incentive Plan are included in BSGA’s definitive proxy statement/prospectus filed with the Securities and Exchange Commission on March 27, 2023 (the “Proxy Statement”), which descriptions are incorporated herein by reference. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the BTG Incentive Plan, the form of which is attached as Annex C to the Proxy Statement and incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

The Extraordinary General Meeting was held on April 11, 2023 to consider and vote upon certain proposals related to the amended and restated agreement and plan of merger dated December 15, 2021 (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among BSGA, BTG, Bitdeer, BSGA Merger Sub 1, BSGA Merger Sub 2, Bitdeer Merger Sub, and BSGA Sub. The Merger Agreement contemplates three mergers in connection with the Business Combination. At the effective time of the first merger, BSGA Merger Sub 1 will be merged with and into BSGA, and the separate corporate existence of BSGA Merger Sub 1 will cease and BSGA will continue as the surviving company under the laws of the British Virgin Islands (the “First SPAC Merger”, and the surviving entity, the “Initial SPAC Surviving Sub”). Immediately following the First SPAC Merger and at the effective time of the second merger, BSGA will be merged with and into BSGA Merger Sub 2 and BSGA Merger Sub 2 will continue as the surviving company under the laws of the British Virgin Islands as a wholly-owned subsidiary of BTG (the “Second SPAC Merger”, and together with the First SPAC Merger, the “Initial Mergers”). Following the Initial Mergers, at the effective time of the third merger, Bitdeer Merger Sub will be merged with and into Bitdeer (the “Acquisition Merger”, and together with the Initial Mergers, the “Mergers”). Following the Acquisition Merger, the separate corporate existence of Bitdeer Merger Sub will cease and Bitdeer will continue as the surviving company in the Acquisition Merger under the laws of the Cayman Islands and become a wholly-owned subsidiary of BTG.

There were 3,505,888 ordinary shares of BSGA issued and outstanding as of March 20, 2023, the record date for the Extraordinary General Meeting. At the Extraordinary General Meeting, the holders of 2,974,230 ordinary shares of BSGA were represented in person or by proxy, representing approximately 84.8% of the total ordinary shares of BSGA, which constituted a quorum.

The BSGA shareholders apprpoved the Business Combination Proposal, the Initial Mergers Proposal, the Nasdaq Proposal, the Governing Documents Proposal, the Governing Documents Proposals A to D, and the BTG Incentive Plan Proposal (each as defined in the Proxy Statement). Set forth below are the proposals voted upon at the Extraordinary General Meeting (each of which is described in the Proxy Statement) and the final voting results.

1.	Proposal No. 1 – the Business Combination Proposal – the Merger Agreement, copies of which are attached to the Proxy Statement as Annex A-1, Annex A-2, Annex A-3 and Annex A-4, and the transactions contemplated thereunder including the Mergers, be approved, ratified, confirmed and adopted (as applicable) in all respects.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,987	2,243	0	0

2.	Proposal No. 2 – the Initial Mergers Proposal – the First SPAC Merger and the plan of merger for the First SPAC Merger (the “First Plan of Merger”), a copy of which is attached to the Proxy Statement as Annex A-5, and any and all transactions contemplated thereunder, be approved and authorised in all respects, and that upon the effective time of the First SPAC Merger, (i) the amended and restated memorandum and articles of association in the form attached to the First Plan of Merger, a copy of which is attached to the Proxy Statement as Annex A-6, be adopted as the new memorandum and articles of association of BSGA (as the Initial SPAC Surviving Sub) in replacement of the existing memorandum and articles of association of BSGA, and (ii) all authorised class A ordinary shares, class B ordinary shares and preferred shares, each with no par value, of the Initial SPAC Surviving Sub be re-designated as shares of a single class each with a par value of US$1.00 and the maximum number of shares the Initial SPAC Surviving Sub is authorised to issue be decreased from 111,000,000 shares to 50,000 shares, and as a consequence, the following wording shall be inserted as a new clause 6.2 of the memorandum of association of the Initial SPAC Surviving Sub in place of the existing clause 5.1: “6.2. The Company is authorised to issue a maximum of 50,000 Shares of a single class each with a par value of US$1.00.”

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,986	2,243	1	0

3.	Proposal No. 3 – the Nasdaq Proposal – the issuance of up to 112,869,011 ordinary shares in connection with the Business Combination be approved and adopted in all respects.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,987	2,243	0	0

4.	Proposal No. 4 – the Governing Documents Proposal – the replacement of BSGA’s second amended and restated memorandum and articles of association (the “Existing BSGA Articles”) with BTG’s amended and restated memorandum and articles of association (the “Amended BTG Articles”) be approved in all respects.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,987	2,243	0	0

5.	Proposal No. 5 – the Governing Documents Proposals A to D – to approve four separate proposals in connection with the replacement of the Existing BSGA Articles with the Amended BTG Articles, including:

A.	the effective change in authorized share capital from (i) the maximum of 111,000,000 shares that BSGA is authorized to issue, with no par value, divided into three classes of shares as follows: (a) 100,000,000 class A ordinary shares with no par value (“BSGA Class A Ordinary Shares”); (b) 10,000,000 class B ordinary shares with no par value; and (c) 1,000,000 preferred shares with no par value, to (ii) the share capital of BTG of US$50,000 divided into 500,000,000,000 shares of a par value of US$0.0000001 comprising: 499,600,000,000 Class A ordinary shares of a par value of US$0.0000001 each ( “BTG Class A Ordinary Share”), 200,000,000 Class V ordinary shares of a par value of US$0.0000001 each (“BTG Class V Ordinary Share”), and 200,000,000 undesignated shares of a par value of US$0.0000001 each, which change will be effected given holders of BSGA Class A Ordinary Shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their BSGA Class A Ordinary Shares) hold BTG Class A Ordinary Shares subject to the Amended BTG Articles, be approved in all respects;

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,882	2,343	5	0

B.	the effective change in voting power in respect of the BSGA Class A Ordinary Shares given that, following the consummation of the Business Combination, each BTG Class A Ordinary Share will be entitled to one (1) vote per share compared with each BTG Class V Ordinary Share being entitled to ten (10) votes per share, which change will be effected given holders of BSGA Class A Ordinary Shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their BSGA Class A Ordinary Shares) hold BTG Class A Ordinary Shares, be approved in all respects;

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,982	2,243	5	0

C.	the effective change in the requirement of the number of directors from (i) the minimum number of directors shall be one and there shall be no maximum number of directors to (ii) unless otherwise determined by BTG in general meeting, the number of directors shall be no less than three (3) and no more than twelve (12), be approved in all respects;

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,882	2,343	5	0

D.	all other changes in connection with the effective replacement of the Existing BSGA Articles with the Amended BTG Articles effective as of the consummation of the Business Combination, including changing the name from BSGA to BTG, and removing certain provisions relating to BSGA’s status as a blank check company that will no longer be applicable to BTG following consummation of the Business Combination, which changes will be effected given holders of BSGA Class A Ordinary Shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their BSGA Class A Ordinary Shares), hold BTG Class A Ordinary Shares subject to the Amended BTG Articles, be approved in all respects.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,982	2,243	5	0

6.	Proposal No. 6 – the BTG Incentive Plan Proposal – the BTG Incentive Plan be authorized and approved, to be effective immediately upon the consummation of the Business Combination.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,971,875	2,350	5	0

7.	Proposal No. 7 – The Adjournment Proposal – to approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Business Combination Proposal, the Initial Mergers Proposal, the Nasdaq Proposal, the Governing Documents Proposal, the Governing Documents Proposals A to D and the BTG Incentive Plan Proposal. However, since we had sufficient votes for the approval of the foregoing proposals, adjournment of the Extraordinary General Meeting was unnecessary and the Adjournment Proposal was not submitted for a vote at the Extraordinary General Meeting.

Item 8.01	Other Events

On April 11, 2023, BSGA and Bitdeer issued a joint press release announcing the results of the Extraordinary General Meeting and the anticipated closing of the Business Combination. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Based on the results of the Extraordinary General Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the anticipated closing date of the Business Combination is April 13, 2023. Following the consummation of the Business Combination, the Class A ordinary shares of BTG are expected to begin trading on the Nasdaq Stock Market under the symbol “BTDR” on April 14, 2023.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated April 11, 2023.
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 11, 2023

Blue Safari Group Acquisition Corp.

By:	/s/ Naphat Sirimongkolkasem
Name:	Naphat Sirimongkolkasem
Title:	Chief Financial Officer